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IKOS BOARD RECOMMENDS THAT IKOS STOCKHOLDERS
REJECT MENTOR GRAPHICS' CONTINGENT TENDER OFFER AND REAFFIRMS
RECOMMENDATION OF SYNOPSYS MERGER

Board's Recommendations Based On Conditions In Mentor Tender Offer
And Lack Of Negotiated Agreement With Mentor

    SAN JOSE, Calif., December 20, 2001—IKOS Systems, Inc. (Nasdaq:IKOS) today announced that its Board of Directors unanimously recommends that IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor Graphics Corporation (Nasdaq:MENT) on December 7, 2001 to purchase all shares of IKOS Common Stock at $11.00 per share, and not tender their shares in the Mentor tender offer. The IKOS Board also unanimously reaffirmed its recommendation of the proposed Merger with Synopsys, Inc. (Nasdaq:SNPS) pursuant to the Agreement and Plan of Merger and Reorganization dated July 2, 2001, as amended.

    The IKOS Board determined that the Mentor tender offer would result in a Superior Proposal under the Merger Agreement between Synopsys and IKOS, and has communicated that determination to Synopsys as required under the Merger Agreement with Synopsys. Despite this determination, the IKOS Board is recommending that IKOS stockholders reject the Mentor tender offer because the offer contains a condition that IKOS not pay the termination fee of $5.5 million otherwise due on the termination of the Merger Agreement between IKOS and Synopsys for a Superior Proposal, and because there is no negotiated acquisition agreement with Mentor. The termination fee condition cannot be satisfied because IKOS is legally unable to waive Synopsys' contractual right to receive the termination fee under the Merger Agreement with Synopsys. In addition, the IKOS Board will not terminate the Merger Agreement with Synopsys without a negotiated acquisition agreement with Mentor to protect IKOS stockholders. A negotiated agreement is necessary because the Mentor tender offer is subject to numerous conditions which would allow Mentor unilaterally to withdraw or reduce the consideration payable in its tender offer if the Merger Agreement is terminated without IKOS having negotiated an agreement with Mentor.

    "We have a definitive agreement to merge IKOS with Synopsys in effect and we will continue to comply with our contractual obligations under that agreement," said Ramon A. Nuñez, President and Chief Executive Officer of IKOS.

    A Schedule 14D-9 containing additional information concerning the IKOS Board's recommendation will be mailed to IKOS stockholders and has been filed today with the Securities and Exchange Commission.

    Additional Information: In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400. You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

    IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

About IKOS

    IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high performance solutions that enable our customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the UK, France, Germany, The Netherlands, Japan and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, 408/284-0400. For more information, visit http://www.ikos.com.

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IKOS BOARD RECOMMENDS THAT IKOS STOCKHOLDERS REJECT MENTOR GRAPHICS' CONTINGENT TENDER OFFER AND REAFFIRMS RECOMMENDATION OF SYNOPSYS MERGER